December 8, 2020
Mr. Christopher R. Bellacicco
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
Swan Hedged Equity US Large Cap ETF (the “Fund”)
File Nos. 333-215588 and 811-23226
Dear Mr. Bellacicco:
This correspondence responds to the comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 65 to the Trust’s Registration Statement on Form N-1A filed October 2, 2020 (SEC Accession No. 0000894189-20-008187) (the “Amendment”).
For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Comment 1.    Please provide a completed fee table and expense example.
Response:    The Fund’s completed fee table and expense example are shown below:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.79%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Acquired Fund Fees and Expenses[1,2]	0.08%
Total Annual Fund Operating Expenses	0.87%

1 Estimated for the current fiscal year.
2 Total Annual Operating Expenses in this fee table may not correlate to the expense ratios in the Fund’s financial highlights (and the Fund’s financial statements)(when available) because the financial highlights include only the Fund’s direct operating expenses and do not include Acquired Fund Fees and Expenses, which represent the Fund’s pro rata share of the fees and expenses of the exchange-traded funds in which it invests.

1 Year:	$89	3 Years:	$278
Comment 2.    The “Principal Investment Strategies” section states that “The Fund may buy and sell put and call options.” Please explain the impact of any material costs incurred because of investing in options.
Response:    The Fund will incur costs associated with the purchase and sale of put and call options, and such costs are expected to materially affect performance over time. It is possible that such effect may be adverse. The Fund notes that it discloses the risk associated with the cost of purchasing and selling put and call options under “Options Risk” in the “Principal Investment Risks” section of the prospectus.

Comment 3.    The “Principal Investment Strategies” section states that “The Fund seeks to provide risk-managed growth of capital by matching or exceeding the long-term performance of the U.S. equity market...” Please confirm if the Fund will invest in the entire equity universe or in a particular equity segment (e.g., large-cap equities).
Response:    The Fund will focus its investments in equity securities of large-capitalization U.S. companies as described in the first paragraph of the Fund’s “Principal Investment Strategies” section.
Comment 4.    The “Principal Investment Strategies” section states that, “In implementing this strategy, the equity portion of the Fund’s portfolio is hedged using put options and the option portion of the Fund’s portfolio is actively-managed to seek additional return or provide risk mitigation.” Please disclose what percentage of the Fund’s portfolio will be invested in the equity portion and what percentage will be invested in the options portion.
Response:    Because options can change greatly in value, the Fund has not set a particular percentage expectation or requirement and therefore, respectfully declines to include the requested additional disclosure. The Trusts states, supplementally, that although the Fund generally plans to target approximately 8-15% in options, it may often be less than 8% or greater than 15%, depending on market conditions. The Trust notes that at least 80% of the Fund’s net assets (plus any borrowings for investment purposes) will be invested directly and indirectly through one or more ETFs in equity securities of large capitalization U.S. companies.
Comment 5.    We note that the principal risks appear in alphabetical order for the Fund. Please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please see ADI 2019-08 — Improving Principal Risks Disclosure.
Response:    The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund and are not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds. The Trust, therefore, respectfully declines the Staff’s comment.
Comment 6.    In regards to the “Principal Investment Risks” section, please include an underlying fund risk disclosure in light of the Fund’s investment in exchange-traded funds.
Response:    The Trust undertakes to include the following disclosure:
“Other Investment Company Risk. The risks of investment in other investment companies, including ETFs, typically reflect the risks of the types of instruments in which the investment companies invest. By investing in another investment company, the Fund becomes a shareholder of that investment company and bears its proportionate share of the fees and expenses of the other investment company. Investments in ETFs are also subject to the “ETF Risks” described above.”
Comment 7.    The “Prior Performance of Similarly Managed Accounts” section states that “In addition, the accounts comprising the Strategy Accounts are not subject to certain investment limitations and other restrictions imposed by the 1940 Act and the

Internal Revenue Code which, if applicable, might have adversely affected the performance of the Strategy Accounts during the periods shown.” Please explain supplementally to Staff why the Strategy Accounts are not subject to certain investment limitations and other restrictions imposed by the 1940 Act (e.g., exempt under 3(c)).
Response:     The accounts comprising the Strategy Accounts are separately managed accounts managed by the Fund’s adviser and therefore, are not subject to limitations or restrictions imposed by the 1940 Act.
Comment 8.     In regards to the table included in the “Prior Performance of Similarly Managed Accounts” section,
a) Please clarify the table and column headings.
b) Please clarify what is meant by the analysis period.
Response:     The Trust has revised the table headings as follows:

~~October 1, 2019 - June 30, 2020 (not annualized if less than 1 year)~~
Year to Date (1/1/2020 - 10/31/2020)	~~Analysis Period~~  Since Inception (10/1/2019 - 10/31/2020)
Comment 9.     In regards to the table included in the “Prior Performance of Similarly Managed Accounts” section, please add disclosure briefly explaining the CBOE S&P 500 95-110 Collar Index.
Response:     The Trust responds supplementally that the comparative benchmark information provided for Strategy Accounts will be the S&P 500. The Fund undertakes to include a description of this index.
Comment 10. Please explain why the Bloomberg Barclays U.S. Aggregate index is included in the prior performance table, but not in the bar chart.
Response:     The Trust undertakes to remove the Bloomberg Barclays U.S. Aggregate index from the prospectus disclosure.
Comment 11.     Respond supplementally to the Staff, in regards to Fund performance, what the intended broad-based index will be for the Fund.
Response:     The primary benchmark for the Fund has not yet been determined. The Fund currently intends to provide the S&P 500 as a secondary benchmark.

*	*	*
If you have any questions regarding the above response, please do not hesitate to contact Alia Vasquez at alia.vasquez@usbank.com.

Sincerely,

/s/ Kent P. Barnes
Kent P. Barnes
Secretary
3